Exhibit 97.1
CION INVESTMENT CORPORATION
CLAWBACK POLICY

The Board of Directors (the “Board”) of CION Investment Corporation, a Maryland corporation (the “Company”), believes that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (this “Policy”), which provides for the recovery of Incentive-Based Compensation received by Covered Executives, if any, in the event of an Accounting Restatement (as such terms are defined below). The Company currently does not pay or otherwise award Incentive-Based Compensation to Covered Executives but nevertheless has designed and implemented this Policy to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”). This Policy shall be interpreted in a manner consistent with Rule 10D-1 and the Listing Standards.
1. Administration
Except as specifically set forth herein, this Policy shall be administered by the Board or, if so designated by the Board, a committee thereof (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by this Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board (if this Policy is administered by a committee of the Board in accordance herewith) or such committees of the Board, such as the Audit Committee or the Compensation Committee, as applicable and as may be necessary or appropriate as to matters within the scope of such committee’s responsibility and authority. Subject to any limitation of applicable law, the Administrator may authorize and empower any one or more officers of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving any such officer(s)).
2. Definitions
As used in this Policy, the following definitions shall apply:
a.“Accounting Restatement” means an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws of the United States of America, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
b.“Administrator” has the meaning set forth in Section 1 hereof.
c.“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months shall be deemed a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Board, a committee thereof, or the officer or officers of the Company authorized to take such action if action by the Board or a committee thereof is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.
d.“Covered Executives” means any current or former executive officer of the Company, including the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer of the Company who performs a policy-making function, or any other person who performs similar policy-making functions for the Company, and any officer within the meaning of 17 C.F.R. 229.401(b). An executive officer of the Company’s parent or subsidiary is deemed a “Covered Executive” if the executive officer performs such policy making functions for the Company. Policy making function is not intended to include policy making functions that are not significant to the Company. The definition of “Covered Executives” shall be interpreted in accordance with the definition of “Executive Officer” set forth in Rule 10D-1 and the Listing Standards.
e.“Erroneously Awarded Compensation” has the meaning set forth in Section 5 of this Policy.
f.“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure, including any non-GAAP financial measures as well other measures, metrics and ratios that are not non-GAAP measures. For the avoidance of doubt, Financial Reporting Measures include but are not limited to the following (and any measure derived from the following): the Company’s stock price; total stockholder return (“TSR”); net asset value; net investment income; net investment gains; profitability; financial ratios; earnings before interest, taxes depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures; return measures (e.g., return on investment capital; return on assets); earnings measures (e.g., earnings per share); and any of such financial reporting measures relative to a peer group. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the Securities and Exchange Commission.
g.“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy, Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.
3. Covered Executives; Incentive-Based Compensation
This Policy applies to all Incentive-Based Compensation received by a person (a) after beginning services as a Covered Executive; (b) if that person served as a Covered Executive at any time during the performance period for such Incentive-Based Compensation; and (c) while the Company had a class of its securities listed on a national securities exchange or a national securities association.
4. Required Recovery of Erroneously Awarded Compensation in the Event of an Accounting Restatement

In the event the Company is required to prepare an Accounting Restatement, the Company shall recover reasonably promptly the amount of any Erroneously Awarded Compensation received by any Covered Executive, as calculated pursuant to Section 5 hereof, during the Applicable Period, regardless of “fault” or responsibility for the error or resulting Accounting Restatement.
5. Erroneously Awarded Compensation: Amount Subject to Recovery
The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by the Covered Executive had it been determined based on the restated amounts.
Erroneously Awarded Compensation shall be computed without regard to any taxes paid by the Covered Executive with respect to the Erroneously Awarded Compensation.
For Incentive-Based Compensation based on the Company’s stock price or TSR: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received; and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange (the “NYSE”).
6. Method of Recovery
The Administrator shall determine, in its sole discretion, the timing and method for promptly recovering Erroneously Awarded Compensation hereunder, which may include without limitation (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses, other compensation, and/or compensation previously deferred by the Covered Executive.
The Company is authorized and directed pursuant to this Policy to promptly recover Erroneously Awarded Compensation in compliance with this Policy unless the Board (including a majority of independent directors) or applicable committee thereof has determined that recovery would be impracticable solely for one of the following limited reasons, and subject to the following procedural requirements:
a.The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make, or cause to be made, a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover and provide that documentation to the NYSE;
b.Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation and provide such opinion to the NYSE; or

c.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to executive officers and/or employees, if any, of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
7. No Indemnification of Covered Executives
Notwithstanding the terms of any indemnification or insurance policy or any contractual or other arrangements with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.
8. Administrator Indemnification
Any members of the Administrator (including any officer of the Company that the Administrator authorizes and empowers pursuant to Section 1 of this Policy), and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board (or any officer of the Company authorized and empowered pursuant to Section 1 of this Policy) under applicable law or Company policy.
9. Effective Date; Retroactive Application
This Policy shall be effective as of the effective date of the Listing Standards (the “Effective Date”). The terms of this Policy shall apply to any Incentive-Based Compensation that is received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date. Without limiting the generality of Section 6 hereof, and subject to applicable aw, the Administrator may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.
10. Amendment; Termination
The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.
11. Other Recovery Rights; Company Claims
The Board intends that this Policy shall be applied to the fullest extent of applicable law. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law or pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.
Nothing contained in this Policy, and no recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of resulting from any actions or omissions by the Covered Executive.
12. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
13. Exhibit Filing Requirement
A copy of this Policy, including any amendments thereto, shall be filed as an exhibit to the Company’s annual report on Form 10-K to the extent required by applicable law.

Adopted: November 7, 2023